Exhibit 99.1

Quarterly Statement Q1 2021

Stellar Start to 2021

Fastest Growth in New Cloud Business in Five Years

Reaccelerates Current Cloud Backlog, Up 19% at Constant

Currencies, to €7.6 Billion

·	S/4HANA Current Cloud Backlog Up 43% At Constant Currencies Highlighting SAP’s Accelerated Cloud Transition

·	IFRS EPS Up 29%; Non-IFRS EPS Up 63%

·	Operating Cash Flow Up 3% To €3.09 Billion; Free Cash Flow Up 10% to €2.85 Billion

„ We are seeing very strong order entry growth across our applications portfolio. And we are just getting started. Our new offering ‘RISE with SAP’ is rapidly becoming a massive accelerator to our customers’ business transformations with our platform at the center. Together with our unique ecosystem of more than 22,000 partners and with a strong innovation pipeline for the year, we are well on track with our strategy to deliver robust cloud growth.”	„ The first quarter of 2021 was unique in many ways. We had the highest order entry growth across cloud and software in five years while posting the strongest increase in Non-IFRS operating profit and margin in a decade. Free cash flow was up double-digit compared to a record prior year. In the mid term SAP’s expedited shift to the cloud will accelerate topline growth and significantly increase the resiliency and predictability of our business.”

Christian Klein, CEO	Luka Mucic, CFO

SAP Quarterly Statement Q1 2021	1

Walldorf, Germany – April 22, 2021

SAP SE (NYSE: SAP) today announced its financial results for the first quarter ended March 31, 2021.

Business Update First Quarter 2021

SAP saw a sharp acceleration in new cloud business across its cloud portfolio including Qualtrics, Human Experience Management, Procurement, Customer Experience, Business Technology Platform, as well as a strong start for ‘RISE with SAP’ which is driving customers’ business transformations in the cloud. Software licenses were up 7% (IFRS) and had strong, double-digit growth of 11% (Non-IFRS at constant currencies). SAP had significant competitive wins in ERP, digital supply chain and across its broader cloud solution portfolio.

Despite the continued impact of global travel restrictions on Concur’s business, SAP’s cloud revenue growth was resilient in the first quarter, up 7% (IFRS) and up 13% (Non-IFRS at constant currencies). SaaS/PaaS cloud revenue outside the Intelligent Spend business was up 17% (IFRS) and up 24% (Non-IFRS at constant currencies). Looking forward, SAP’s strong new cloud business performance is expected to reaccelerate cloud revenue growth.

Throughout the COVID-19 crisis, SAP continues to serve its customers effectively with an embedded virtual sales and remote implementation strategy. The company retains a disciplined approach to hiring and discretionary spend while capturing natural savings e.g. from lower travel, facility-related costs and virtual events. The prior year included a cost of approximately €36 million in relation to the cancellation of its in-person annual SAPPHIRE NOW and other customer events, as well as normal travel behavior.

Highlights

·	Key customer wins included: Unilever, BioNTech, IKEA, Nippon Express, BMW, Yamaha Motor Company, Toshiba Corporation, AstraZeneca, Zalando, Deichmann, B. Braun, and Clemson University. AkzoNobel, CONA Services, Daikin Chemicals, Olam International, Google, Bosch Siemens Hausgeräte, Douglas, LIVEKINDLY Collective, Peloton, and Chobani went live on SAP solutions.

·	SAP launched "RISE with SAP" on January 27, a simplified pathway for customers to transform their business in the cloud. In the first quarter alone, SAP closed more than 100 transactions. Customers such as Carrefour Brazil, Sono Motors, KIA Chile, Hillrom, and Grupo Feromax chose “RISE with SAP” in the first quarter.

·	In total, more than 400 S/4HANA customers were added in the quarter, taking total adoption to more than 16,400 customers, up more than 16% year over year, of which more than 9,600 are live. In the first quarter, more than 50% of the additional S/4HANA customers were net new.

·	The acquisition of Signavio was completed on March 5, significantly deepening SAP’s business process intelligence capabilities.

·	SAP closed the acquisition on AppGyver, a no-code development pioneer. AppGyver’s solutions will become part of the SAP Business Technology Platform.

·	SAP announced a strategic partnership with Dediq to jointly expand SAP’s financial services portfolio with a significant investment in developing new solutions to better serve the rapidly changing banking and insurance industry. The new solutions will be built as part of SAP’s industry cloud solutions. SAP and Dediq intend to form a dedicated Financial Services Industry (FSI) Unit, which will be jointly owned by the two companies. Pending regulatory approval, the new FSI Unit is expected to be established in September 2021.

·	SAP proposed a dividend of €1.85 per share for fiscal year 2020 representing a year-over-year increase of €0.27 or 17%. The dividend is subject to shareholder approval at the upcoming AGM to be held on May 12, 2021.

SAP Quarterly Statement Q1 2021	2

Financial Performance First Quarter 20211

Current cloud backlog was up 15% to €7.63 billion and up 19% (at constant currencies). Cloud revenue was up 7% year over year to €2.14 billion (IFRS), up 7% to €2.15 billion (non-IFRS) and up 13% (non-IFRS at constant currencies). Software licenses revenue was up 7% year over year to €0.48 billion (IFRS and non-IFRS) and up 11% (non-IFRS at constant currencies). Cloud and software revenue was up 1% to €5.43 billion (IFRS and non-IFRS) and up 6% (non-IFRS at constant currencies). Services revenue was down 18% year over year to €0.9 billion (IFRS and non-IFRS) and down 14% (non-IFRS at constant currencies). This revenue decline reflects the November 2020 divestiture of SAP Digital Interconnect, which contributed approximately €90 million of services revenue (IFRS and non-IFRS) in the first quarter of 2020. Total revenue was down 3% year over year to €6.35 billion (IFRS and non-IFRS) and up 2% (non-IFRS at constant currencies).

The share of more predictable revenue2 grew by approximately 2 percentage points year over year to approximately 78% in the first quarter.

IFRS operating profit decreased 21% to €0.96 billion and IFRS operating margin decreased by 3.4 percentage points to 15.1% due to higher share-based compensation expenses (primarily related to Qualtrics IPO awards) and restructuring expenses related to the accelerated harmonization of SAP’s cloud delivery infrastructure. Non-IFRS operating profit increased 17% to €1.74 billion, up 24% (non-IFRS at constant currencies) and operating margin increased by 4.7 percentage points to 27.4%, up 4.9 percentage points (non-IFRS at constant currencies).

Earnings per share increased 29% to €0.88 (IFRS) and increased 63% to €1.40 (non-IFRS) reflecting another strong contribution from Sapphire Ventures.

Operating cash flow for the first quarter was €3.09 billion. Free cash flow increased 10% year over year to €2.85 billion. Cash flow was positively impacted by lower share-based and restructuring payments. Free cash flow was further supported by a decline in capex. At quarter end, net debt was –€2.66 billion.

Expanded Financial Disclosure – SAP’s Accelerated Cloud Transition

Starting with the first quarter 2021, SAP is expanding its financial disclosure to provide investors with transparency on the transition of its core ERP business to the cloud. Specifically, the Company is disclosing current cloud backlog and cloud revenue contributed by SAP S/4HANA Cloud, along with nominal and constant currencies year-over-year growth rates.

In the first quarter S/4HANA current cloud backlog was up 39% to €1.04 billion and up 43% (at constant currencies). S/4HANA cloud revenue was up 36% to €227 million (IFRS and non-IFRS) and up 43% (at constant currencies).

SAP S/4HANA Cloud represents SAP’s cloud offering for core ERP processes. It mainly includes cloud solutions for financial management, supply chain management, engineering and manufacturing, order management and asset management, as well as associated data management, analytics, development and integration capabilities.

“RISE with SAP “, SAP’s holistic offering for business transformation in the cloud, is an important driver of S/4HANA Cloud and Business Technology Platform adoption.

1 The Q1 2021 results were also impacted by other effects. For details please refer to the disclosures on page 24 of this document.

2 Share of more predictable revenue is the total of non-IFRS cloud revenue and non-IFRS software support revenue as a percentage of total revenue.

SAP Quarterly Statement Q1 2021	3

Segment Performance First Quarter 2021

SAP’s three reportable segments “Applications, Technology & Support”, “Qualtrics” and “Services” showed the following performance:

Applications, Technology & Support (AT&S)

Segment revenue in AT&S was down 1% to €5.31 billion year over year (up 4% at constant currencies). Segment performance was driven by strong double-digit cloud revenue growth in S/4HANA Cloud, Digital Supply Chain, Business Technology Platform, and Customer Experience, in particular ecommerce. Software licenses revenue grew sharply driven by a significant number of ERP and supply chain competitive wins against peers. Segment support revenues were flat at constant currencies (year over year) reflecting high retention rates coupled with the shift of some support revenue to cloud.

Qualtrics

Qualtrics segment revenue was up 25% to €202 million year over year (up 37% at constant currencies). The strong growth was driven by companies using Qualtrics experience data and insights to drive employee retention and engagement, to find new customers and strengthen relationships to keep the ones they already have. LIXIL, Singapore Post, Bank of Montreal, Los Angeles County Public Health, Mitsubishi Electric Corporation, Royal Caribbean International, and many others selected Qualtrics Experience Management Solutions.

Services

Services segment revenue was down 12% to €800 million year over year (down 8% at constant currencies). The services implementation business continues to demonstrate its resilience and flexibility with SAP’s shift to remote delivery, and SAP’s premium services remain in high demand. However, SAP’s training business continues to be impacted due to delays in re-opening of global training centers.

Segment Results at a Glance

First Quarter 2021

	Applications, Technology & Support			Qualtrics			Services
€ million, unless otherwise stated (Non-IFRS)	Actual Currency	∆ in %	∆ in % const. curr.	Actual Currency	∆ in %	∆ in % const. curr.	Actual Currency	∆ in %	∆ in % const. curr.
Cloud revenue	1,958	4	10	160	33	45	0	NA	NA
Segment revenue	5,314	–1	4	202	25	37	800	–12	–8
Segment profit (loss)	2,127	8	13	13	<-100	<-100	170	26	33
Cloud gross margin (in %)	68.8	–0.1pp	–0.2pp	92.2	1.4pp	1.5pp	NM1)	NM1)	NM1)
Segment margin (in %)	40.0	3.1pp	3.2pp	6.4	16.5pp	15.6pp	21.2	6.4pp	6.5pp

1) NM = not meaningful

Regional Revenue Performance First Quarter 2021

SAP had a strong performance across all of its regions.

In the EMEA region, cloud and software revenue increased 5% (IFRS) and 7% (non-IFRS at constant currencies). Cloud revenue increased 21% (IFRS) and 24% (non-IFRS at constant currencies) with Germany and Switzerland being highlights.

In the Americas region, cloud and software revenue decreased 6% (IFRS) and was up 3% (non-IFRS at constant currencies). Cloud revenue decreased 2% (IFRS) and was up 7% (non-IFRS at constant currencies). Canada and Mexico had a robust performance.

In the APJ region, cloud and software revenue increased 7% (IFRS) and 11% (non-IFRS at constant currencies). Cloud revenue increased 14% (IFRS) and 18% (non-IFRS at constant currencies) with Japan, Australia and Singapore being highlights.

SAP Quarterly Statement Q1 2021	4

Financial Results at a Glance

First Quarter 2021

	IFRS			Non-IFRS1)
€ million, unless otherwise stated	Q1 2021	Q1 2020	∆ in %	Q1 2021	Q1 2020	∆ in %	∆ in % const. curr.
Current cloud backlog2)	NA	NA	NA	7,628	6,634	15	19
Cloud revenue	2,145	2,011	7	2,147	2,012	7	13
Software licenses and support revenue	3,283	3,386	–3	3,283	3,386	–3	1
Cloud and software revenue	5,428	5,397	1	5,431	5,398	1	6
Total revenue	6,348	6,521	–3	6,350	6,522	–3	2
Share of more predictable revenue (in %)	78	76	2pp	78	76	2pp
Operating profit (loss)	960	1,210	–21	1,741	1,482	17	24
Profit (loss) after tax	1,070	811	32	1,722	1,015	70
Basic earnings per share (in €)	0.88	0.68	29	1.40	0.85	63
Number of employees (FTE, March 31)	103,142	101,150	2	NA	NA	NA	NA

1) For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

2) As this is an order entry metric, there is no IFRS equivalent.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q1 2021	5

Business Outlook 2021

SAP raised its full-year 2021 outlook on April 13 reflecting the strong new cloud business performance which is expected to reaccelerate cloud revenue growth. The Company continues to expect a software licenses revenue decline for the full year as more customers turn to the “RISE with SAP” subscription offering for their mission-critical core processes. This outlook also continues to assume the COVID-19 crisis will begin to recede as vaccine programs roll out globally, leading to a gradually improving global demand environment in the second half of 2021.

SAP expects:

·	€9.2 – 9.5 billion non-IFRS cloud revenue at constant currencies (2020: €8.09 billion), up 14% to 18% at constant currencies. The previous range was €9.1 – 9.5 billion at constant currencies.
·	€23.4 – 23.8 billion non-IFRS cloud and software revenue at constant currencies (2020: €23.23 billion), up 1% to 2% at constant currencies. The previous range was €23.3 – 23.8 billion at constant currencies.
·	€7.8 – 8.2 billion non-IFRS operating profit at constant currencies (2020: €8.28 billion), down 1% to 6% at constant currencies.
·	The share of more predictable revenue (defined as the total of cloud revenue and software support revenue) to reach approximately 75% (2020: 72%).

The Company continues to expect operating cash flow of approximately €6.0 billion (2020 €7.2 billion) primarily reflecting moderately lower profit, higher expected income tax payments and adverse currency exchange movements. Free cash flow is expected above €4.5 billion (2020 €6.0 billion), also impacted by a modest increase in capex.

While SAP’s full-year 2021 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below for the Q2 and FY 2021 expected currency impacts.

Expected Currency Impact Based on March 2021 Level for the Rest of the Year
In percentage points	Q2	FY
Cloud revenue	-6pp to -4pp	-4pp to -2pp
Cloud and software revenue	-5pp to -3pp	-3pp to -1pp
Operating profit	-5pp to -3pp	-3pp to -1pp

SAP focuses on three non-financial targets for 2021: customer loyalty, employee engagement, and carbon emissions. SAP continues to aim for:

·	a Customer Net Promoter Score of 5 to 10 in 2021,
·	an Employee Engagement Index in a range of 84% to 86%, and
·	net greenhouse gas emissions of 145 kt in 2021.

SAP Quarterly Statement Q1 2021	6

Additional Information

This Quarterly Statement and all information therein is unaudited.

Definition of key growth metrics

Current cloud backlog (CCB) is the contractually committed cloud revenue we expect to recognize over the upcoming 12 months as of a specific key date. Thus, it is a subcomponent of our overall remaining performance obligations following IFRS 15.120. For CCB, we take into consideration committed deals only. CCB can be regarded as a lower boundary for cloud revenue to be recognized over the next 12 months, as it excludes utilization-based models without pre-commitments and committed deals, both new and renewal, closed after the key date. For our committed cloud business, we believe the CCB is a valuable indicator of go-to-market success, as it reflects both new contracts closed as well as existing contracts renewed.

Share of more predictable revenue is the total of non-IFRS cloud revenue and non-IFRS software support revenue as a percentage of total revenue.

For explanations on other key growth metrics please refer to the performance management section of SAP’s Integrated Report 2020, which can be found at www.sap.com/investor.

Webcast

SAP senior management will host a financial analyst conference call on Thursday, April 22, at 2:00 PM (CEST) / 1:00 PM (BST) / 8:00 AM (Eastern) / 5:00 AM (Pacific), The conference will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the first quarter results can be found at www.sap.com/investor.

Financial Analyst and Investor Conference

SAP will hold a virtual financial analyst event on Tuesday, June 15, in conjunction with its annual SAPPHIRE NOW conference kicking off on June 2nd https://events.sap.com/sapandasug/en/home.

About SAP

SAP’s strategy is to help every business run as an intelligent enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps to give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 25 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit http://www.sap.com.

For more information, financial community only:

Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET

Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Joellen Perry	+1 (650) 445-6780	joellen.perry@sap.com, PT
Marcus Winkler	+49 (6227) 7-67497	marcus.winkler@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
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SAP Quarterly Statement Q1 2021	7

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP's future financial results are discussed more fully in SAP's filings with the U.S. Securities and Exchange Commission ("SEC"), including SAP's most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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SAP Quarterly Statement Q1 2021	8

Contents

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)		10

Primary Financial Statements of SAP Group (IFRS)		12
(A)	Consolidated Income Statements	12
(B)	Consolidated Statements of Financial Position	13
(C)	Consolidated Statements of Cash Flows	14

Non-IFRS Numbers		15
(D)	Basis of Non-IFRS Presentation	15
(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers	16
(F)	Non-IFRS Adjustments – Actuals and Estimates	17
(G)	Non-IFRS Adjustments by Functional Areas	17

Disaggregations		19
(H)	Segment Reporting	19
(I)	Reconciliation of Cloud Revenues and Margins	21
(J)	Revenue by Region (IFRS and Non-IFRS)	22
(K)	Employees by Region and Functional Areas	23

Other Disclosures		24
(L)	Financial Income, Net	24
(M)	Business Combinations	24
(N)	Qualtrics Initial Public Offering (IPO)	24
(O)	Share Based Payments	24
(P)	Financial Liabilities	24

SAP Quarterly Statement Q1 2021	9

Financial and Non-Financial Key Facts
(IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2020	Q2 2020	Q3 2020	Q4 2020	TY 2020	Q1 2021
Revenues
Cloud (IFRS)	2,011	2,044	1,984	2,041	8,080	2,145
Cloud (non-IFRS)	2,012	2,044	1,984	2,044	8,085	2,147
% change – yoy	27	19	10	7	15	7
% change constant currency – yoy	25	18	14	13	18	13
S/4HANA Cloud (IFRS)	168	NA	NA	NA	NA	227
S/4HANA Cloud (non-IFRS)	168	NA	NA	NA	NA	227
% change – yoy	NA	NA	NA	NA	NA	36
% change constant currency – yoy	NA	NA	NA	NA	NA	43
Software licenses (IFRS)	451	773	714	1,703	3,642	483
Software licenses (non-IFRS)	451	773	714	1,703	3,642	483
% change – yoy	–31	–18	–23	–15	–20	7
% change constant currency – yoy	–31	–18	–19	–11	–17	11
Software support (IFRS)	2,934	2,892	2,845	2,835	11,506	2,801
Software support (non-IFRS)	2,934	2,892	2,845	2,835	11,506	2,801
% change – yoy	3	1	–2	–4	0	–5
% change constant currency – yoy	2	2	1	0	1	0
Software licenses and support (IFRS)	3,386	3,665	3,559	4,538	15,148	3,283
Software licenses and support (non-IFRS)	3,386	3,665	3,559	4,538	15,148	3,283
% change – yoy	–3	–4	–7	–8	–6	–3
% change constant currency – yoy	–4	–3	–4	–4	–4	1
Cloud and software (IFRS)	5,397	5,709	5,544	6,579	23,228	5,428
Cloud and software (non-IFRS)	5,398	5,709	5,544	6,582	23,233	5,431
% change – yoy	6	3	–2	–4	1	1
% change constant currency – yoy	5	3	2	1	3	6
Total revenue (IFRS)	6,521	6,743	6,535	7,538	27,338	6,348
Total revenue (non-IFRS)	6,522	6,744	6,535	7,541	27,343	6,350
% change – yoy	7	1	–4	–6	–1	–3
% change constant currency – yoy	5	1	0	–2	1	2
Share of more predictable revenue (IFRS, in %)	76	73	74	65	72	78
Share of more predictable revenue (non-IFRS, in %)	76	73	74	65	72	78

Profits
Operating profit (loss) (IFRS)	1,210	1,284	1,473	2,657	6,623	960
Operating profit (loss) (non-IFRS)	1,482	1,964	2,069	2,772	8,287	1,741
% change	1	8	–1	–2	1	17
% change constant currency	0	7	4	3	4	24
Profit (loss) after tax (IFRS)	811	885	1,652	1,934	5,283	1,070
Profit (loss) after tax (non-IFRS)	1,015	1,395	2,098	2,026	6,534	1,722
% change	–6	6	34	–7	6	70

Margins
Cloud gross margin (IFRS, in %)	66.4	66.0	66.4	67.6	66.6	67.2
Cloud gross margin (non-IFRS, in %)	69.3	69.5	69.7	70.3	69.7	69.6
Software license and support gross margin (IFRS, in %)	85.2	86.4	86.7	88.2	86.7	85.7
Software license and support gross margin (non-IFRS, in %)	85.7	87.4	87.6	88.5	87.4	86.3
Cloud and software gross margin (IFRS, in %)	78.2	79.1	79.4	81.8	79.7	78.4
Cloud and software gross margin (non-IFRS, in %)	79.6	81.0	81.2	82.8	81.2	79.7
Gross margin (IFRS, in %)	68.3	69.9	71.1	74.8	71.2	70.3
Gross margin (non-IFRS, in %)	69.8	72.6	73.7	75.8	73.1	72.3
Operating margin (IFRS, in %)	18.6	19.0	22.5	35.2	24.2	15.1
Operating margin (non-IFRS, in %)	22.7	29.1	31.7	36.8	30.3	27.4

SAP Quarterly Statement Q1 2021	10

€ millions, unless otherwise stated	Q1 2020	Q2 2020	Q3 2020	Q4 2020	TY 2020	Q1 2021
AT&S segment – Cloud gross margin (in %)	68.9	69.1	69.2	69.5	69.2	68.8
AT&S segment – Segment gross margin (in %)	78.5	80.1	80.6	82.5	80.5	78.9
AT&S segment – Segment margin (in %)	36.9	43.5	43.4	48.4	43.3	40.0
Services segment – Services gross margin (in %)	30.1	36.0	38.9	33.2	34.4	36.7
Services segment – Segment gross margin (in %)	26.8	33.7	36.5	30.1	31.7	32.8
Services segment – Segment margin (in %)	14.8	19.7	23.9	19.2	19.3	21.2
Qualtrics segment – Cloud gross margin (in %)	90.8	91.0	90.9	94.1	91.8	92.2
Qualtrics segment – Segment gross margin (in %)	75.4	78.6	79.1	77.4	77.6	79.6
Qualtrics segment – Segment margin (in %)	–10.1	1.4	4.7	0.9	–0.6	6.4

Key Profit Ratios
Effective tax rate (IFRS, in %)	27.7	33.1	20.2	28.5	26.8	20.0
Effective tax rate (non-IFRS, in %)	27.2	30.3	21.3	28.2	26.5	18.7

Earnings per share, basic (IFRS, in €)	0.68	0.73	1.32	1.62	4.35	0.88
Earnings per share, basic (non-IFRS, in €)	0.85	1.17	1.70	1.70	5.41	1.40

Order Entry and current cloud backlog
Current cloud backlog	6,634	6,638	6,599	7,155	7,155	7,628
% change – yoy	25	20	10	7	7	15
% change constant currency – yoy	24	21	16	14	14	19
S/4HANA Current cloud backlog	744	NA	NA	NA	NA	1,036
% change – yoy	NA	NA	NA	NA	NA	39
% change constant currency – yoy	NA	NA	NA	NA	NA	43
Orders – number of cloud deals (in transactions)	3,113	3,755	3,975	6,045	16,888	4,155
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)	28	28	28	31	29	27
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)	37	35	36	32	34	39
Orders – number of on-premise software deals (in transactions)	10,517	9,175	11,006	14,918	45,616	9,687
Share of orders greater than €5 million based on total software order entry volume (in %)	24	34	30	29	30	23
Share of orders smaller than €1 million based on total software order entry volume (in %)	42	38	37	32	36	42

Liquidity and Cash Flow
Net cash flows from operating activities	2,984	788	1,321	2,100	7,194	3,085
Capital expenditure	–333	–164	–155	–164	–816	–153
Payments of lease liabilities	–72	–84	–115	–107	–378	–84
Free cash flow	2,580	540	1,052	1,829	6,000	2,848
% of total revenue (IFRS)	40	8	16	24	22	45
% of profit after tax (IFRS)	318	61	64	95	114	266
Group liquidity	7,872	7,401	7,760	6,781	6,781	11,573
Financial debt (–)	–13,700	–14,855	–14,649	–13,283	–13,283	–14,230
Net debt (–)	–5,827	–7,454	–6,889	–6,503	–6,503	–2,658

Financial Position
Cash and cash equivalents	7,816	6,205	7,434	5,311	5,311	10,332
Goodwill	29,731	29,214	28,184	27,560	27,560	29,374
Total assets	62,947	60,709	59,278	58,472	58,472	66,495
Contract liabilities (current)	6,726	5,791	4,237	4,150	4,150	6,800
Equity ratio (total equity in % of total assets)	49	48	50	51	51	52

Non-Financials
Number of employees (quarter end)1)	101,150	101,379	101,450	102,430	102,430	103,142
Employee retention (in %, rolling 12 months)	93.3	93.9	94.8	95.3	95.3	95.4
Women in management (in %, quarter end)	26.8	27.3	27.3	27.5	27.5	27.6
Greenhouse gas emissions (in kilotons)	65	25	25	20	135	30

1) In full-time equivalents.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q1 2021	11

Primary Financial Statements of SAP Group (IFRS)

(A)	Consolidated Income Statements

€ millions, unless otherwise stated	Q1 2021	Q1 2020	∆ in %
Cloud	2,145	2,011	7
Software licenses	483	451	7
Software support	2,801	2,934	–5
Software licenses and support	3,283	3,386	–3
Cloud and software	5,428	5,397	1
Services	919	1,124	–18
Total revenue	6,348	6,521	–3

Cost of cloud	–704	–675	4
Cost of software licenses and support	–471	–502	–6
Cost of cloud and software	–1,175	–1,176	0
Cost of services	–709	–890	–20
Total cost of revenue	–1,884	–2,066	–9
Gross profit	4,464	4,455	0
Research and development	–1,171	–1,051	11
Sales and marketing	–1,663	–1,851	–10
General and administration	–505	–315	60
Restructuring	–157	–15	>100
Other operating income/expense, net	–7	–12	–41
Total operating expenses	–5,387	–5,311	1
Operating profit (loss)	960	1,210	–21

Other non-operating income/expense, net	62	–49	<-100
Finance income	547	163	>100
Finance costs	–232	–203	15
Financial income, net	315	–39	<-100
Profit (loss) before tax	1,337	1,122	19

Income tax expense	–267	–310	–14
Profit (loss) after tax	1,070	811	32
Attributable to owners of parent	1,040	814	28
Attributable to non-controlling interests	30	–3	<-100

Earnings per share, basic (in €)1)	0.88	0.68	29
Earnings per share, diluted (in €)1)	0.88	0.68	29

1) For the three months ended March 31, 2021 and 2020, the weighted average number of shares was 1,180 million (diluted 1,180 million) and 1,191 million (diluted: 1,191 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q1 2021	12

(B)       Consolidated Statements of Financial Position

as at 3/31/2021 and 12/31/2020
€ millions	2021	2020
Cash and cash equivalents	10,332	5,311
Other financial assets	1,413	1,635
Trade and other receivables	6,617	6,593
Other non-financial assets	1,434	1,321
Tax assets	282	210
Total current assets	20,078	15,069
Goodwill	29,374	27,560
Intangible assets	4,082	3,784
Property, plant, and equipment	4,947	5,041
Other financial assets	4,163	3,512
Trade and other receivables	95	137
Other non-financial assets	2,056	1,926
Tax assets	272	271
Deferred tax assets	1,427	1,173
Total non-current assets	46,417	43,402
Total assets	66,495	58,472

€ millions	2021	2020
Trade and other payables	1,203	1,213
Tax liabilities	504	414
Financial liabilities	4,594	2,348
Other non-financial liabilities	3,588	4,643
Provisions	96	73
Contract liabilities	6,800	4,150
Total current liabilities	16,786	12,842
Trade and other payables	106	98
Tax liabilities	746	667
Financial liabilities	12,369	13,605
Other non-financial liabilities	944	770
Provisions	375	368
Deferred tax liabilities	239	158
Contract liabilities	93	36
Total non-current liabilities	14,873	15,702
Total liabilities	31,659	28,544
Issued capital	1,229	1,229
Share premium	970	545
Retained earnings	33,930	32,026
Other components of equity	502	–1,011
Treasury shares	–3,072	–3,072
Equity attributable to owners of parent	33,558	29,717

Non-controlling interests	1,278	211
Total equity	34,836	29,928
Total equity and liabilities	66,495	58,472

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q1 2021	13

(C)       Consolidated Statements of Cash Flows

€ millions	Q1 2021	Q1 2020
Profit (loss) after tax	1,070	811
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
Depreciation and amortization	436	464
Share-based payment expense	472	93
Income tax expense	267	310
Financial income, net	–315	39
Decrease/increase in allowances on trade receivables	0	11
Other adjustments for non-cash items	119	–1
Decrease/increase in trade and other receivables	185	522
Decrease/increase in other assets	–108	–264
Increase/decrease in trade payables, provisions, and other liabilities	–936	–835
Increase/decrease in contract liabilities	2,503	2,451
Share-based payments	–106	–162
Interest paid	–83	–109
Interest received	8	25
Income taxes paid, net of refunds	–425	–371
Net cash flows from operating activities	3,085	2,984
Business combinations, net of cash and cash equivalents acquired	–930	–28
Purchase of intangible assets or property, plant, and equipment	–153	–333
Proceeds from sales of intangible assets or property, plant, and equipment	21	24
Purchase of equity or debt instruments of other entities	–228	–133
Proceeds from sales of equity or debt instruments of other entities	322	96
Net cash flows from investing activities	–967	–373
Dividends paid on non-controlling interests	–2	0
Purchase of treasury shares	0	–150
Proceeds from changes in ownership interests in subsidiaries that do not result in the loss of control	1,847	0
Proceeds from borrowings	1,450	11
Repayments of borrowings	–550	–12
Payments of lease liabilities	–84	–72
Net cash flows from financing activities	2,661	–223
Effect of foreign currency rates on cash and cash equivalents	243	113
Net decrease/increase in cash and cash equivalents	5,022	2501
Cash and cash equivalents at the beginning of the period	5,311	5,314
Cash and cash equivalents at the end of the period	10,332	7,816

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q1 2021	14

Non-IFRS Numbers

(D)       Basis of Non-IFRS Presentation

We disclose certain financial measures such as revenue (non-IFRS), expense (non-IFRS), and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures, see Explanation of Non-IFRS Measures online.

SAP Quarterly Statement Q1 2021	15

(E)       Reconciliation from Non-IFRS Numbers to IFRS Numbers

€ millions, unless otherwise stated	Q1 2021					Q1 2020			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency1)
Revenue Numbers
Cloud	2,145	2	2,147	132	2,280	2,011	1	2,012	7	7	13
Software licenses	483	0	483	19	501	451	0	451	7	7	11
Software support	2,801	0	2,801	127	2,927	2,934	0	2,934	–5	–5	0
Software licenses and support	3,283	0	3,283	145	3,429	3,386	0	3,386	–3	–3	1
Cloud and software	5,428	2	5,431	278	5,708	5,397	1	5,398	1	1	6
Services	919	0	919	47	966	1,124	0	1,124	–18	–18	–14
Total revenue	6,348	2	6,350	325	6,675	6,521	1	6,522	–3	–3	2

Operating Expense Numbers
Cost of cloud	–704	51	–654			–675	56	–618	4	6
Cost of software licenses and support	–471	21	–450			–502	18	–483	–6	–7
Cost of cloud and software	–1,175	71	–1,103			–1,176	75	–1,102	0	0
Cost of services	–709	52	–657			–890	22	–868	–20	–24
Total cost of revenue	–1,884	123	–1,760			–2,066	97	–1,969	–9	–11
Gross profit	4,464	126	4,590			4,455	98	4,553	0	1
Research and development	–1,171	94	–1,077			–1,051	25	–1,027	11	5
Sales and marketing	–1,663	188	–1,475			–1,851	126	–1,725	–10	–15
General and administration	–505	215	–290			–315	7	–307	60	–6
Restructuring	–157	157	0			–15	15	0	>100	NA
Other operating income/expense, net	–7	0	–7			–12	0	–12	–41	–41
Total operating expenses	–5,387	778	–4,609	–222	–4,831	–5,311	271	–5,040	1	–9	–4

Profit Numbers
Operating profit (loss)	960	780	1,741	102	1,843	1,210	272	1,482	–21	17	24
Other non-operating income/expense, net	62	0	62			–49	0	–49	<-100	<-100
Finance income	547	0	547			163	0	163	>100	>100
Finance costs	–232	0	–232			–203	0	–203	15	15
Financial income, net	315	0	315			–39	0	–39	<-100	<-100
Profit (loss) before tax	1,337	780	2,117			1,122	272	1,394	19	52
Income tax expense	–267	–128	–395			–310	–69	–379	–14	4
Profit (loss) after tax	1,070	652	1,722			811	203	1,015	32	70
Attributable to owners of parent	1,040	608	1,648			814	203	1,018	28	62
Attributable to non-controlling interests	30	45	74			–3	0	–3	<-100	<-100

Key Ratios
Operating margin (in %)	15.1		27.4		27.6	18.6		22.7	–3.4pp	4.7pp	4.9pp
Effective tax rate (in %)2)	20.0		18.7			27.7		27.2	–7.7pp	–8.5pp
Earnings per share, basic (in €)	0.88		1.40			0.68		0.85	29	63

1) Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

2) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q1 2021 mainly resulted from tax effects of share-based payment expenses, acquisition-related charges and restructuring expenses. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q1 2020 mainly resulted from tax effects of acquisition-related charges and share-based payment expenses.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q1 2021	16

(F)       Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2021	Q1 2021	Q1 2020
Operating profit (loss) (IFRS)		960	1,210
Revenue adjustments	0–30	2	1
Adjustment for acquisition-related charges	540–640	149	162
Adjustment for share-based payment expenses	2,300–2,800	472	93
Adjustment for restructuring	150–200	157	15
Operating expense adjustments		778	271
Operating profit (loss) adjustments		780	272
Operating profit (loss) (non-IFRS)		1,741	1,482

Due to rounding, numbers may not add up precisely.

(G)       Non-IFRS Adjustments by Functional Areas

€ millions	Q1 2021					Q1 2020
	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restruc turing	Non-IFRS
Cost of cloud	–704	39	11	0	–654	–675	53	3	0	–618
Cost of software licenses and support	–471	8	13	0	–450	–502	11	7	0	–483
Cost of services	–709	5	47	0	–657	–890	1	22	0	–868
Research and development	–1,171	2	92	0	–1,077	–1,051	2	23	0	–1,027
Sales and marketing	–1,663	90	98	0	–1,475	–1,851	95	31	0	–1,725
General and administration	–505	5	210	0	–290	–315	1	7	0	–307
Restructuring	–157	0	0	157	0	–15	0	0	15	0
Other operating income/expense, net	–7	0	0	0	–7	–12	0	0	0	–12
Total operating expenses	–5,387	149	472	157	–4,609	–5,311	162	93	15	–5,040

1) Share-based Payments

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q1 2021	17

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q1 2021	Q1 2020
Cost of cloud	–130	0
Cost of software licenses and support	–3	–2
Cost of services	–14	–4
Research and development	–9	–5
Sales and marketing	–2	–2
General and administration	–1	0
Restructuring expenses	–157	–15

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q1 2021	18

Disaggregations

(H)       Segment Reporting

(H.1)     Segment Policies and Segment Changes

SAP has three reportable segments: the Applications, Technology & Support segment, the Qualtrics segment, and the Services segment.

In the first quarter 2021, the following changes to the composition of our operating segments occurred due to internal reorganizations and acquisitions:

–	SAP acquired Signavio GmbH to complement its Business Process Intelligence offerings. Consequently, this acquisition led to a new operating segment called Business Process Intelligence. Due to its size, however, Business Process Intelligence is not a reportable segment.

–	In the beginning of 2021, the Concur segment was dissolved and integrated into the Applications, Technology & Support segment and the Services segment.

–	In the first quarter of 2021, the finance and legal functions of Qualtrics were reintegrated into the Qualtrics segment.

For a more detailed description of SAP’s segment reporting, see Note (C.1) “Results of Segments” of our Integrated Report 2020.

(H.2)       Segment Reporting – Quarter

Applications, Technology & Support

€ millions, unless otherwise stated (Non-IFRS)	Q1 2021		Q1 2020	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	1,958	2,075	1,890	4	10
Software licenses	482	501	447	8	12
Software support	2,801	2,927	2,933	–5	0
Software licenses and support	3,283	3,428	3,381	–3	1
Cloud and software	5,241	5,504	5,271	–1	4
Services	73	76	84	–13	–10
Total segment revenue	5,314	5,579	5,355	–1	4
Cost of cloud	–611	–649	–587	4	10
Cost of software licenses and support	–412	–430	–452	–9	–5
Cost of cloud and software	–1,023	–1,079	–1,039	–2	4
Cost of services	–99	–103	–112	–12	–8
Total cost of revenue	–1,122	–1,182	–1,151	–3	3
Segment gross profit	4,192	4,398	4,204	0	5
Other segment expenses	–2,065	–2,158	–2,225	–7	–3
Segment profit (loss)	2,127	2,239	1,978	8	13
Margins
Cloud gross margin (in %)	68.8	68.7	68.9	–0.1pp	–0.2pp
Segment gross margin (in %)	78.9	78.8	78.5	0.4pp	0.3pp
Segment margin (in %)	40.0	40.1	36.9	3.1pp	3.2pp

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q1 2021	19

Qualtrics

€ millions, unless otherwise stated (Non-IFRS)	Q1 2021		Q1 2020	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	160	174	120	33	45
Software licenses	0	0	0	NA	NA
Software support	0	0	0	NA	NA
Software licenses and support	0	0	0	NA	NA
Cloud and software	160	174	120	33	45
Services	43	47	42	3	12
Total segment revenue	202	221	161	25	37
Cost of cloud	–12	–13	–11	13	21
Cost of software licenses and support	0	0	0	NA	NA
Cost of cloud and software	–12	–13	–11	13	21
Cost of services	–29	–31	–29	1	8
Total cost of revenue	–41	–44	–40	4	12
Segment gross profit	161	176	122	32	45
Other segment expenses	–148	–164	–138	7	19
Segment profit (loss)	13	12	–16	<-100	<-100
Margins
Cloud gross margin (in %)	92.2	92.3	90.8	1.4pp	1.5pp
Segment gross margin (in %)	79.6	79.9	75.4	4.2pp	4.5pp
Segment margin (in %)	6.4	5.5	–10.1	16.5pp	15.6pp

Due to rounding, numbers may not add up precisely.

Services

€ millions, unless otherwise stated (Non-IFRS)	Q1 2021		Q1 2020	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	0	0	0	NA	NA
Software licenses	0	0	0	NA	NA
Software support	0	0	1	<-100	<-100
Software licenses and support	0	0	1	<-100	<-100
Cloud and software	0	0	1	–63	–63
Services	799	839	909	–12	–8
Total segment revenue	800	839	910	–12	–8
Cost of cloud	–23	–24	–18	26	34
Cost of software licenses and support	–8	–9	–12	–33	–29
Cost of cloud and software	–31	–33	–30	2	8
Cost of services	–506	–530	–635	–20	–17
Total cost of revenue	–537	–563	–666	–19	–15
Segment gross profit	262	276	244	7	13
Other segment expenses	–93	–97	–109	–15	–11
Segment profit (loss)	170	179	135	26	33
Margins
Services gross margin (in %)	36.7	36.8	30.1	6.6pp	6.7pp
Segment gross margin (in %)	32.8	32.9	26.8	6.0pp	6.1pp
Segment margin (in %)	21.2	21.3	14.8	6.4pp	6.5pp

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q1 2021	20

(I)       Reconciliation of Cloud Revenues and Margins

						Q1 2021			Q1 2020			∆ in %
€ millions, unless otherwise stated		IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency3)
Cloud revenue – SaaS/PaaS1)	Intelligent Spend	661	0	661	46	707	719	0	719	–8	–8	–2
	Other	1,270	2	1,273	73	1,346	1,087	1	1,088	17	17	24
	Total	1,931	2	1,933	119	2,052	1,806	1	1,807	7	7	14
Cloud revenue – IaaS2)		214	0	214	13	228	205	0	205	5	5	11
Cloud revenue		2,145	2	2,147	132	2,280	2,011	1	2,012	7	7	13
Cloud gross margin – SaaS/PaaS1) (in %)	Intelligent Spend	78.3		78.7		79.1	78.6		78.7	–0.3pp	–0.1pp	0.4pp
	Other	67.2		71.0		70.7	65.2		70.2	2.1pp	0.8pp	0.5pp
	Total	71.0		73.6		73.6	70.5		73.6	0.5pp	–0.0pp	–0.0pp
Cloud gross margin – IaaS2) (in %)		32.4		33.1		32.8	30.6		31.0	1.8pp	2.2pp	1.8pp
Cloud gross margin (in %)		67.2		69.6		69.5	66.4		69.3	0.7pp	0.3pp	0.2pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

3) Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q1 2021	21

(J)       Revenue by Region (IFRS and Non-IFRS)

€ millions	Q1 2021					Q1 2020			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency1)
Cloud Revenue by Region
EMEA	745	1	746	19	765	618	0	618	21	21	24
Americas	1,114	1	1,115	103	1,218	1,142	1	1,144	-2	-2	7
APJ	286	0	286	10	296	251	0	251	14	14	18
Cloud revenue	2,145	2	2,147	132	2,280	2,011	1	2,012	7	7	13

Cloud and Software Revenue by Region
EMEA	2,433	1	2,435	45	2,480	2,326	0	2,326	5	5	7
Americas	2,118	1	2,118	198	2,316	2,252	1	2,253	–6	–6	3
APJ	877	0	877	35	912	820	0	820	7	7	11
Cloud and software revenue	5,428	2	5,431	278	5,708	5,397	1	5,398	1	1	6

Total Revenue by Region
Germany	951	1	952	1	953	894	0	894	6	6	7
Rest of EMEA	1,884	1	1,885	50	1,935	1,895	0	1,895	–1	-1	2
Total EMEA	2,835	1	2,837	51	2,887	2,789	0	2,789	2	2	4
United States	2,035	1	2,036	183	2,218	2,266	1	2,267	-10	-10	-2
Rest of Americas	486	0	486	51	537	503	0	503	-3	-3	7
Total Americas	2,521	1	2,522	234	2,756	2,769	1	2,770	-9	-9	-1
Japan	322	0	322	21	343	306	0	306	5	5	12
Rest of APJ	670	0	670	18	688	657	0	657	2	2	5
Total APJ	992	0	992	40	1,031	963	0	963	3	3	7
Total revenue	6,348	2	6,350	325	6,675	6,521	1	6,522	-3	-3	2

1) Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q1 2021	22

(K)      Employees by Region and Functional Areas

Full-time equivalents		3/31/2021			3/31/2020
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	5,896	4,486	5,089	15,471	6,469	4,561	5,425	16,455
Services	8,468	5,863	6,079	20,410	8,253	6,049	5,940	20,241
Research and development	14,073	6,103	9,944	30,120	12,842	5,939	9,273	28,054
Sales and marketing	10,404	10,450	4,924	25,779	10,187	10,485	5,186	25,859
General and administration	3,407	2,188	1,243	6,838	3,211	2,215	1,236	6,661
Infrastructure	2,501	1,258	766	4,524	2,205	1,009	665	3,879
SAP Group (3/31)	44,749	30,348	28,045	103,142	43,166	30,259	27,726	101,150
Thereof acquisitions1)	359	41	26	426	0	0	0	0
SAP Group (three months' end average)	44,389	30,295	28,007	102,691	43,143	30,088	27,632	100,864
1) Acquisitions closed between January 1 and March 31 of the respective year

SAP Quarterly Statement Q1 2021	23

Other Disclosures

(L)       Financial Income, Net

In the first quarter 2021, finance income mainly consists of gains from disposal or IFRS 9-related fair value adjustments of equity securities totaling €530 million (Q1/2020: €123 million).

In the first quarter 2021, finance costs mainly consist of losses from disposal or IFRS 9-related fair value adjustments of equity securities totaling €161 million (Q1/2020: €102 million).

(M)     Business Combinations

In January 2021, SAP announced it had entered into an agreement to acquire Signavio GmbH (Berlin, Germany), a leader in the enterprise business process intelligence and process management space. The initial purchase price is approx. €950 million. The transaction closed on March 5, following satisfaction of regulatory and other approvals; the operating results and assets and liabilities are reflected in our consolidated financial statements starting on that date.

(N)      Qualtrics Initial Public Offering (IPO)

On January 28, 2021, Qualtrics International Inc. (Qualtrics) successfully issued 12% of its shares on the Nasdaq Stock Market (NASDAQ) which resulted in SAP’s ownership decreasing to 83% (however, SAP continues to hold high-vote Class B common stock and, as a result, its current voting power is significantly higher). The IPO related cash inflow amounted to €1,847 million and the initial value of the non-controlling interests in net assets was calculated to be €909 million.

(O)       Share Based Payments

In January 2021, 65.9 million Qualtrics RSU (Retention Share Units) awards were granted to encourage and enable Qualtrics executives and employees, upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business, to acquire an ownership interest in the Company.

Upon completion of a voluntary exchange offer for eligible Qualtrics employees on January 28, 2021, 5.4 million of Qualtrics Rights and 1.3 million SAP RSU awards were exchanged into 12.8 million Qualtrics RSU awards. The terms of the voluntary exchange offer, including the exchange ratio, were designed to preserve the intrinsic value of the Qualtrics Rights and SAP RSUs that were tendered.

(P)       Financial Liabilities

In March 2021, SAP drew two short-term bank loans of €950 million and €500 million with tenors of one year. The loans can be repaid flexibly over time and bear interest of the Euribor reference rate plus 0.08% and 0.05%, respectively.

SAP Quarterly Statement Q1 2021	24